EXHIBIT 77C

The special meeting of the shareholders of the Primary Trend Fund was held on March 31, 2016.

The matters voted on by the shareholders of record as of February 22, 2016 and the results of the vote at the shareholder meeting held on March 31, 2016 are as follows:

1. To elect three directors of the Fund consisting of the following:

		Affirmative	Against	Abstain
Clark J. Hillery 608,002	-	13,348
William J. Rack	 611,732	-	9,618
Barry S. Arnold	 602,676	-	18,674

2.To approve a new investment advisory agreement
between the Fund and Sims Capital Management LLC.
Affirmative	Against		Abstain
577,741		15,343		7,593

3.To approve a proposal to amend and restate the Articles of Incorporation as described in the accompanying proxy statement, and in connection therewith, to change the name of the legal entity to Sims Total Return Fund, Inc. and authorize multiple classes of common stock.

Affirmative	Against		Abstain
595,305		18,452		7,593